

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Robert Eulau
Chief Financial Officer
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

   Re: Western Digital Corporation
     Form 10-K for the Fiscal Year Ended June 28, 2019
     Filed August 27, 2019
     File No. 001-08703

Dear Mr. Eulau:

  We have reviewed your October 7, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2019 letter.

Form 10-K for the Fiscal Year Ended June 28, 2019

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 34

1. You indicate in your response to prior comment 1 that measures such as units sold and average selling prices may be indicators of or contributors to the company's financial performance, however, you do not believe disclosure of these metrics conveys material information that promotes an understanding of the company's operating performance. However, we note that your results of operations discussion focuses on the change in products sold and average selling prices and the impact of those changes on revenue by end market. Given such emphasis, please further explain why you believe a quantified discussion of such measures would not provide investors with a better understanding of your operating results. Refer to Section III.B.1 of SEC Release 33-8350.

2.   You disclose that the decrease in Client Devices revenue was driven by lower average selling prices per gigabyte for flash-based products and lower sales of HDD products and flash-based mobile products. As another example, you indicate the decrease in Client Solutions revenue was driven by lower average selling prices of flash-based products and lower sales of retail HDD products. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosures in future filings accordingly. Similar revisions should be considered throughout your results of operations disclosures, such as in your discussion of the change in research and development and selling, general and administrative expenses. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Melissa Kindelan, Senior Staff Accountant at 202-551-3564 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology